FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                          FFP OPERATING PARTNERS, L.P.
                          (a wholly-owned subsidiary of
                          FFP Marketing Company, Inc.)

                                December 26, 1999




                (These financial statements are being filed as an
                  exhibit to facilitate compliance with certain
                     environmental regulatory requirements.)

               Report of Independent Certified Public Accountants




The Partners
FFP Operating Partners, L.P.


We have audited the balance sheet of FFP Operating Partners, L.P. (a Delaware limited partnership) at December 26, 1999 and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Operating Partners, L.P. as of December 26, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


GRANT THORNTON LLP



Dallas, Texas
March 31, 2000

                          FFP Operating Partners, L.P.

                                  BALANCE SHEET

                                December 26, 1999
                                 (In thousands)



                                     ASSETS

Current assets
   Cash and cash equivalents                                          $ 21,087
   Trade receivables, less allowance for doubtful accounts of $854      13,929
   Notes receivable, current portion                                     1,003
   Notes receivable from affiliate                                         878
   Inventories                                                          19,274
   Investments in debt securities and certain equity securities          3,355
   Prepaid expenses and other current assets                             2,567

            Total current assets                                        62,093

Property and equipment, net                                             33,790
Receivables from affiliated companies                                   18,932
Other assets, net                                                        5,595

            Total assets                                              $120,410

                             LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
   Current installments of long-term debt                              $ 1,231
   Current installments of obligations under capital leases                250
   Accounts payable                                                     21,198
   Money orders payable                                                 12,445
   Accrued expenses                                                     16,912
   Payable to affiliated companies                                       1,667

            Total current liabilities                                   53,703

Long-term debt, excluding current installments                          32,205
Obligations under capital leases, excluding current installments         4,629
Other liabilities                                                        2,042

            Total liabilities                                           92,579

Commitments and contingencies                                               -
Partners' capital
   Limited partner's equity                                             27,553
   General partner's equity                                                278

            Total partners' capital                                     27,831

            Total liabilities and partners' capital                   $120,410


         The accompanying notes are an integral part of this statement.

                          FFP Operating Partners, L.P.

                               STATEMENT OF INCOME

                          Year ended December 26, 1999
                                 (In thousands)



Revenues
   Motor fuel sales                                                   $357,319
   Merchandise sales                                                   114,216
   Miscellaneous                                                        10,383

            Total revenues                                             481,918

Costs and expenses
   Cost of motor fuel                                                  331,175
   Cost of merchandise                                                  80,546
   Direct store expenses                                                50,232
   General and administrative expenses                                  11,871
   Depreciation and amortization                                         5,769

            Total costs and expenses                                   479,593

            Operating income                                             2,325

Interest income                                                          1,342
Interest expense                                                         2,793

            Income before extraordinary item                               874

Extraordinary loss                                                         375

            Net income                                                   $ 499

Net income allocated to
   Limited partner                                                       $ 494
   General partner                                                       $   5


         The accompanying notes are an integral part of this statement.

                          FFP Operating Partners, L.P.

                         STATEMENT OF PARTNERS' CAPITAL

                          Year ended December 26, 1999
                                 (In thousands)



                                               Limited      General
                                               Partners     Partner     Total

Balance, December 27, 1998                     $27,059        $273     $27,332

Net income                                         494           5         499

Balance, December 26, 1999                     $27,553        $278     $27,831



         The accompanying notes are an integral part of this statement.

                          FFP Operating Partners, L.P.

                             STATEMENT OF CASH FLOWS

                          Year ended December 26, 1999
                 (In thousands, except supplemental information)



Cash flows from operating activities
   Net income                                                              499
   Adjustments to reconcile net income to net cash
     used in operating activities -
     Depreciation and amortization                                       5,769
     Provision for doubtful accounts                                       583
     Loss on sales of property and equipment                               238
     Gain on sales of convenience store operations                         (38)
     Increase in trading securities                                     (3,355)
   Changes in operating assets and liabilities -
     Increase in trade receivables                                      (5,272)
     Increase in inventories                                            (5,552)
     Increase in prepaid expenses and other operating assets            (1,209)
     Increase in accounts payable                                        4,923
     Decrease in money orders payable                                   (1,496)
     Increase in accrued expenses and other liabilities                  2,724

            Net cash used in operating activities                       (2,156)

Cash flows from investing activities
   Purchases of property and equipment                                 (12,373)
   Proceeds from sales of property and equipment                            75
   Increase in receivables from affiliated companies                    (5,170)
   Decrease in notes receivable from affiliates                         14,103
   Decrease in notes receivable                                            402
   Investment in joint venture                                            (106)

            Net cash used in investing activities                       (3,069)

Cash flows from financing activities
   Proceeds from long-term debt                                        490,771
   Payments on long-term debt                                         (477,715)
   Borrowings under capital lease obligations                            3,985
   Payments on capital lease obligations                                  (462)
   Advances to affiliated companies                                      1,115

            Net cash provided by financing activities                   17,694

Net increase in cash and cash equivalents                               12,439

Cash and cash equivalents at beginning of year                           8,648

Cash and cash equivalents at end of year                              $ 21,087

Supplemental disclosure of cash flow information
   Cash paid for interest was $1,862,000.


         The accompanying notes are an integral part of this statement.

                           FFP Operating Partners, L.P.

                          NOTES TO FINANCIAL STATEMENTS

                                December 26, 1999


NOTE A - BASIS OF PRESENTATION

   Organization of Company

FFP Operating Partners, L.P. (the "Company") is a Delaware limited partnership that is indirectly wholly-owned by FFP Marketing Company, Inc. ("FFP Marketing"). FFP Operating LLC, a wholly-owned subsidiary of FFP Marketing, owns a 1% general partner interest in the Company. FFP Marketing owns a 99% limited partner interest in the Company. FFP Marketing is a publicly traded Texas corporation whose common stock is listed on the American Stock Exchange under the "FMM" trading symbol.

The Company operates convenience stores, truck stops, and motor fuel concessions at independently-operated convenience stores over an 11 state area. It also sells money orders through its own outlets, as well as through agents, and sells motor fuel on a wholesale basis, primarily in Texas.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

   Fiscal Year

The Company prepares its financial statements and reports its results of operations on the basis of a fiscal year which ends on the last Sunday of December. Accordingly, the fiscal year ended December 26, 1999, consisted of 52 weeks. Year end data in these notes is as of the respective date above.

   Cash Equivalents

The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

   Notes Receivable

The Company evaluates the collectibility of notes receivable in accordance with provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of Loans," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." At year end 1999, no notes receivable were determined to be impaired.

   Inventories

Inventories consist of retail convenience store merchandise and motor fuel products. Merchandise inventories are stated at the lower of cost or market as determined by the retail method. Motor fuel inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") inventory method.

                                FFP Operating Partners, L.P.

                                     December 26, 1999


NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company has selected a single company as the primary grocery and merchandise supplier to its convenience stores and truck stops although certain items, such as bakery goods, dairy products, soft drinks, beer, and other perishable products, are generally purchased from local vendors and/or wholesale route salespeople. The Company believes it could replace any of its merchandise suppliers, including its primary grocery and merchandise supplier, with no significant adverse effect on its operations.

The Company does not have long-term contracts with any suppliers of petroleum products covering more than 10% of its motor fuel supply. Unanticipated national or international events could result in a curtailment of motor fuel supplies to the Company, thereby adversely affecting motor fuel sales. In addition, management believes a significant portion of its merchandise sales are to customers who also purchase motor fuel. Accordingly, reduced availability of motor fuel could negatively impact other facets of the Company's operations.

   Property and Equipment

Property and equipment are stated at cost. Equipment and buildings acquired under capital leases are stated at the present value of the initial minimum lease payments, which is not in excess of the fair value of the respective assets. Depreciation and amortization of property and equipment are provided on the straight-line method over the estimated useful lives of the respective assets, which range from three to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term, including option periods, or the estimated useful lives of the respective assets.

   Investments in Joint Ventures and Other Entities

Investments in joint ventures and other entities that are 50% or less owned are accounted for by the equity method and are included in other assets, on a net basis, in the accompanying balance sheet.

   Intangible Assets

In connection with the allocation of the purchase price of the assets acquired in 1987 upon the commencement of the Company's operations, $1,093,000 was allocated as the future benefit of real estate leased from affiliates of its former general partner. The future benefit of these leases is being amortized using the straight-line method over 20 years, the term including option periods of such leases.

At year end 1999, goodwill of $1,445,000 is being amortized using the straight-line method over 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over the remaining amortization period can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill would be impacted if anticipated future operating cash flows are not achieved.

   Sales of Convenience Store Operations

The Company sold the merchandise operations and related inventories of certain convenience store locations to various third parties in exchange for cash and notes receivable. The notes receivable generally are for terms of five years, require monthly payments of principal and interest, and bear interest at rates ranging from 8% to 11%. Summary information about these sales is as follows:

                                                               Gains
            Number                  Notes       Total              Deferred (at
             sold        Cash  receivable    proceeds  Recognized  year-end)
                       (In thousands, except number sold)

      1999     3          $31       $110        $141       $38         $42

Gains on sales which meet specified criteria, including receipt of a significant cash down payment and projected cash flow from store operations sufficient to adequately service the debt, are recognized upon closing of the sale. Gains on sales which do not meet the specified criteria are recognized under the installment method as cash payments are received. Gains being recognized under the installment method are evaluated periodically to determine if full recognition of the gain is appropriate.

Under these sales, the Company generally retains the real estate or leasehold interests, and leases or subleases the store facilities (including the store equipment) to the purchaser under five-year renewable operating lease agreements. The Company usually retains ownership of the motor fuel operations and pays the purchaser of the store commissions based on motor fuel sales.

In addition, the new store operators may purchase merchandise under the Company's established buying arrangements.

   Environmental Costs

Environmental remediation costs are expensed. Related environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of existing assets are capitalized. Liabilities for environmental remediation costs are recorded when environmental assessment and/or remediation is probable and the amounts can be reasonably estimated. Environmental liabilities are evaluated independently from potential claims for recovery. Accordingly, the gross estimated liabilities and estimated claims for reimbursement have been presented separately in the accompanying balance sheet (see Note K).

The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants Statement of
Position ("SOP") 96-1 which requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, "Accounting for Contingencies," have been met. The SOP also provides guidance with respect to the measurement of remediation liabilities.

   Motor Fuel Taxes

Motor fuel revenues and related cost of motor fuel include federal and state excise taxes of $136,082,000 for 1999.

   Exchanges

The exchange method of accounting is utilized for motor fuel exchange transactions. Under this method, such transactions are considered as exchanges of assets with deliveries being offset against receipts, or vice versa. Exchange balances due from others are valued at current replacement costs. Exchange balances due to others are valued at the cost of forward contracts (Note I) to the extent they have been entered into, with any remaining balance valued at current replacement cost. Exchange balances due to others at year end 1999 were $311,000.

   Income Taxes

Taxable income or loss of the Company is includable in the income tax returns of its partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

The Company's parent is a corporation and accounts for income taxes under the asset and liability method. The parent recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as recorded on the books and records of its subsidiaries, that are expected to reverse in future years.

   Fair Value of Financial Instruments

The carrying amounts of cash, receivables, investments in debt securities and certain equity securities, amounts due under revolving credit line, and money orders payable approximate fair value because of the short maturity of those instruments. The carrying amount of notes receivable and notes receivable from affiliates approximates fair value, which is determined by discounting expected future cash flows at current rates.

The carrying amount of long-term debt was $33,436,000. The fair value of such debt was $32,808,000 based on the Company's current borrowing rate.

   Allocation of Net Income or Loss and Cash Distributions

The Partnership Agreement of the Company provides that net income or loss and cash distributions are to be allocated 99% to its limited partner and 1% to its general partner.

   Employee Benefit Plan

The Company has a 401(k) profit sharing plan covering all employees who meet age and tenure requirements. Participants may contribute to the plan a portion, within specified limits, of their compensation under a salary reduction arrangement. The Company may make discretionary matching or additional contributions to the plan. The Company did not make any contributions to the plan in 1999.

   Use of Estimates

The Company is required to use estimates in preparing its financial statements in conformity with generally accepted accounting principles. Although management believes that such estimates are reasonable, actual results could differ from the estimates.

   Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   Revenue Recognition

The Company recognizes revenue related to motor fuel and merchandise sales at the time of the sale.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 26, 1999 consists of the following:

                                                             (in thousands)

     Land                                                          $ 239
     Buildings and leasehold improvements                         14,787
     Fixtures and equipment                                       56,141
     Construction in progress                                        123
                                                                  71,290
     Accumulated depreciation and amortization                   (37,500)

                                                                $ 33,790


NOTE D - OTHER ASSETS

Other assets at December 26, 1999 consists of the following:

                                                             (in thousands)
     Intangible assets (Note B)
       Ground leases                                             $ 1,093
       Goodwill                                                    1,445
       Other                                                       2,644
                                                                   5,182
       Accumulated amortization                                   (2,961)
                                                                   2,221
     Notes receivable                                              1,059
     Environmental remediation reimbursement claims                1,283
     Investment in joint ventures and other entities                 316
     Other                                                           716

                                                                 $ 5,595

NOTE E - NOTES PAYABLE AND LONG-TERM DEBT

In June 1998, the Company refinanced a loan with an original principal amount of $6,735,000 incurred in connection with its December 1997 acquisition of 94 convenience stores. The refinancing is comprised of 44 loans in the original principal amount of $9,420,000 and bears interest at 8.66% per annum. The loans will be fully amortized at various maturity dates ranging from October 2007 to July 2013 by making principal and interest payments in equal monthly installments over their respective terms. The loans are collateralized by the Company's assets at 44 of the 94 convenience stores acquired in 1997. At December 26, 1999, $8,825,000 remained outstanding on these loans.

In February 1999, the Company acquired 23 convenience stores and two truck stops. Eleven of the 25 stores are third party leasehold locations where the Company purchased the existing leasehold interest, equipment, and inventory. The Company financed its purchase of those properties with fully-amortizing mortgage loans in the aggregate original principal amount of $1,012,000, with maturity dates ranging from 86 to 180 months, interest payable at a fixed rate of 9.275% per annum, a minimum fixed charge coverage ratio of 1.25 to 1, and aggregate monthly payments of principal and interest of $13,000. At year end 1999, $970,000 remained outstanding on these loans.

The land and building at the remaining 14 of those 25 stores were purchased on the same date by FFP Partners L.P. (FFP Partners), an affiliate, and immediately leased to the Company under real estate leases with a 15-year term. The real estate leases negotiated between FFP Partners and the Company require a total monthly rent payment of $99,000 with a rate of return of approximately 14%. Under generally accepted accounting principles, each real estate lease is treated as two leases: a land lease and a building lease. Each land lease is classified as an operating lease, with monthly payments for all such land leases aggregating $28,000. Each building lease is classified as a capital lease, with monthly payments for all such building leases aggregating $71,000. The amount of rent allocated to the capital lease obligation for the buildings in the original amount of $3,932,000 results in an implicit rate of approximately 20%. As a condition to the Company's acquisition of store operations at those 14 fee locations, the Company was required to guarantee the acquisition indebtedness of $9,550,000 incurred by FFP Partners in its purchase of those stores, including land, building, equipment and inventory. At year end 1999, $9,327,000 remained outstanding on those loans of FFP Partners that were guaranteed by the Company. The Company's scheduled real estate lease payments to FFP Partners will equal or exceed the debt service costs of FFP Partners during the term of the leases.

In February 1999, the Company also purchased inventory and equipment from FFP Partners at those 14 fee locations at a price of $2,692,000 and executed a note payable to FFP Partners for such amount. This note, which was payable in monthly installments with interest at the prime rate, was repaid in full by the Company in October 1999.

In June 1999, the Company refinanced its previous long-term revolving credit facility and term loan with the proceeds of fixed rate financing from a third party lender in the original principal amount of $23,800,000. With the net loan proceeds the Company repaid debts aggregating $19,988,000 and incurred an extraordinary loss of $375,000, as a result of prepayment penalties and the write off of previously unamortized loan fees. This new long-term debt is payable in 180 equal, monthly installments with interest at a fixed rate of 9.9% per annum, a minimum fixed charge coverage ratio of 1.25 to 1, and aggregate monthly payments of principal and interest of $256,000. This loan is collateralized by a lien against the Company's leasehold, equipment, and inventory at 49 specific convenience stores, truck stops and gas-only outlets. At year end 1999, $23,515,000 remained outstanding on these loans.

In December 1999, the Company closed a new revolving credit facility with a third party lender providing for borrowings up to $10,000,000. The amount available at any time under the loan is equal to a borrowing base of 80% of certain trade receivables plus 60% of the inventory at the terminal facility of another subsidiary of FFP Marketing; provided, however, that any draw which would cause outstanding borrowings under the facility to exceed $5,000,000 is limited to 140% of net value of debt and equity securities in the Company's trading account at a brokerage firm. At year end 1999, the Company's borrowing base was approximately $9,800,000, and the net value at the brokerage firm was approximately $5,181,000. The revolving credit facility bears interest at the lender's prime rate plus one percentage point, payable monthly, and matures in December 2002. At year end 1999, no amount was outstanding under the revolving line of credit. The loan is subject to a Loan Agreement and a Security Agreement dated in December 1999 between the lender, FFP Marketing, the Company and the other subsidiary of FFP Marketing. The agreement contains numerous restrictive covenants including, but not limited to, a financial covenant requiring the Company to maintain a minimum fixed charge coverage ratio of 1.25 to 1. Loans under the agreement are collateralized by all of the Company's trade accounts receivable, and the other subsidiary's inventories at the terminal.

In June 1999, the Company repaid in full a loan that the Company had acquired in April 1998 in the original principal amount of $2,076,000. The note had been incurred to refinance a prior capital lease obligation, bore interest at 8.93% per annum, and matured in April 2003. The debt required monthly principal and interest payments of $43,000 and was collateralized by various equipment.

The amount of long-term debt payments for the next five years and thereafter is as follows:

                                                         (in thousands)

     2000                                                    $ 1,231
     2001                                                      1,506
     2002                                                      1,580
     2003                                                      1,709
     2004                                                      1,868
     Thereafter                                               25,542

                                                             $33,436

NOTE F - CAPITAL LEASES

The Company is obligated under noncancellable capital leases for computers and convenience store equipment that begin to expire in 2000. Beginning February 1999, the Company also leases buildings at 14 convenience stores that are classified for accounting purposes as capitalized leases. The building capital lease obligations had an initial obligation of $3,932,000 in February 1999, which had been reduced to $3,897,000 at year end 1999. The gross amount of the assets covered by capital leases and included in property and equipment in the accompanying balance sheet is as follows:

                                                         (in thousands)

     Buildings                                                $3,932
     Fixtures and equipment                                    1,980
     Accumulated depreciation and amortization                  (815)

                                                              $5,097

The amortization of assets held under capital leases is included in depreciation and amortization expense in the accompanying statement of income. Future minimum lease payments under the noncancellable capital leases for years subsequent to 1999 are:

                                                         (in thousands)

     2000                                                    $ 1,244
     2001                                                      1,225
     2002                                                      1,083
     2003                                                        885
     2004                                                        853
     Thereafter                                                7,819

     Total minimum lease payments                             13,109
        Amount representing interest                          (8,230)

     Present value of future minimum lease payments            4,879
        Current installments                                    (250)

     Obligations under capital leases,
        excluding current installments                       $ 4,629

NOTE G - OPERATING LEASES

The Company primarily conducts its operations pursuant to noncancellable, long-term operating leases on its locations, a significant portion of which are with related parties. Certain of the leases have contingent rentals based on sales levels of the locations and/or have escalation clauses tied to the consumer price index. Minimum future rental payments (including bargain renewal periods) and sublease receipts for years after 1999 are as follows (in thousands):

                                           Future rental payments       Future
                                   Related                             sublease
                                   parties       Other       Total     receipts

     2000                          $ 3,689     $ 3,022     $ 6,711      $1,160
     2001                            3,607       2,860       6,467         846
     2002                            3,091       2,751       5,842         615
     2003                            2,550       2,532       5,082         425
     2004                            2,550       2,465       5,015         182
     Thereafter                     32,729      22,743      55,472           5

                                   $48,216     $36,373     $84,589      $3,233

Total rental expense and sublease income were as follows (in thousands):

                                           Future rental payments
                                   Related                             Sublease
                                   parties       Other        Total      income

     1999                           $3,745      $3,247      $6,992      $1,683


NOTE H - ACCRUED EXPENSES

Accrued expenses at December 26, 1999 consist of the following:

                                                                (in thousands)

     Motor fuel taxes payable                                          $10,602
     Accrued payroll and related expenses                                1,209
     Other                                                               5,101

                                                                       $16,912

NOTE I - FUTURES AND FORWARD CONTRACTS

The Company is party to commodity futures contracts with off-balance sheet risk. Changes in the market value of open futures contracts are recognized as gains or losses in the period of change. These investments involve the risk of dealing with others and their ability to meet the terms of the contracts and the risk associated with unmatched positions and market fluctuations. Contract amounts are often used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller.

From time-to-time the Company enters into forward contracts to buy and sell fuel, principally to satisfy balances owed on exchange agreements (Note B). These transactions, which together with futures contracts are classified as operating activities for purposes of the statement of cash flows, are included in motor fuel sales and related cost of sales, and resulted in net gains of $74,000 in 1999. Open positions under futures and forward contracts were not significant at year end.


NOTE J - RELATED PARTY TRANSACTIONS

The Company and FFP Partners are parties to a reimbursement agreement pursuant to which FFP Partners reimburses the Company for all direct costs of FFP Partners (such as costs to prepare FFP Partners' annual partnership tax returns, annual audit fees, and etc.) and an agreed upon lump sum amount for indirect overhead costs allocable to FFP Partners. The reimbursement for officers' compensation costs incurred by the Company in connection with FFP Partners' activities is determined by the amount of time management and other personnel spend on activities of FFP Partners compared to the amount of time they spend on activities of the Company. The indirect cost allocation paid by FFP Partners to the Company for 1999 was $200,000.

From time to time, the Company makes advances to and receives advances from FFP Marketing and its subsidiaries. Such advances are reflected in receivables from or payables to affiliated companies in the accompanying balance sheet. Interest has been charged or paid on such balances at a rate equal to the prime rate of interest. In 1999, interest income includes interest income on advances to affiliates of $1,259,000 and interest expense includes interest expense on advances from affiliates of $105,000.

The Company is not licensed to sell alcoholic beverages in Texas. In July 1991, the Company entered into an agreement with an affiliated company whereby the affiliated company sells alcoholic beverages at the Company's stores in Texas. The agreement provides that the Company will receive rent and a management fee based on the gross receipts from sales of alcoholic beverages at its stores. In July 1997, the agreement was amended to extend the term for five years commencing on the date of amendment. The sales recorded by the affiliated company under this agreement were $17,596,000. The Company received $3,036,000 in rent, management fees, and interest, and such amounts are included in miscellaneous revenues in the statement of income. After deducting cost of sales and other expenses related to these sales, including the amounts paid to the Company, the affiliated company had earnings of $172,000, as a result of these alcoholic beverage sales. Under a revolving note executed in connection with this agreement, the Company advances funds to the affiliated company to pay for the purchases of alcoholic beverages. Receipts from the sales of such beverages are credited against the note balance. The revolving note provides for interest at 0.5% above the prime rate charged by a major financial institution and had a balance of $878,000 at year end.

The Company purchases certain goods and services (including fuel supply consulting and procurement services) from related entities. Purchases of these services from related entities was $68,000. The Company purchased $24,564,000 of motor fuel from another subsidiary of FFP Marketing. The Company believes all such purchases and sales were made on terms and at prices at least as favorable as could have been obtained from unrelated third parties.

The Company leases real property for some of its retail outlets from FFP Partners. The Company paid $2,952,000 in lease payments to FFP Partners for these properties during 1999.

The Company also leases real property for some of its retail outlets and some administrative and executive office facilities from various other entities affiliated with the senior management of FFP Marketing. The Company paid $944,000, to such entities with respect to these leases. The Company's management believes the leases with these affiliates are on terms that are more favorable to the Company than terms that could have been obtained from unaffiliated third parties for similar properties.

In 1980 and 1982, certain companies from which the Company acquired its initial base of retail outlets granted to a third party the right to sell motor fuel at retail for a period of 10 years at self-serve gasoline stations owned or leased by the affiliated companies or their affiliates. All rights to commissions under these agreements and the right to sell motor fuel at wholesale to the third party at such locations were assigned to the Company in May 1987 in connection with the acquisition of its initial base of retail operations. In December 1990, in connection with the expiration or termination of the agreements with the third party, the Company entered into agreements with a company owned and controlled by an affiliated party and members of his immediate family, which grant to the Company the exclusive right to sell motor fuel at retail at these locations. The terms of these agreements are comparable to agreements that the Company has made with other unrelated parties. The Company paid commissions related to the motor fuel sales at these locations of $239,000, to this affiliated company.


NOTE K - COMMITMENTS AND CONTINGENCIES

   Uninsured Liabilities

The Company maintains general liability insurance with limits and deductibles management believes prudent in light of the exposure of the Company to loss and the cost of the insurance.

The Company self-insures claims up to $45,000 per year for each individual covered by its employee medical benefit plan for supervisory and administrative employees; claims above $45,000 are covered by a stop-loss insurance policy. The Company also self-insures medical claims for its eligible store employees. However, claims under the plan for store employees are subject to a $1,000,000 lifetime limit per employee, and the Company does not maintain stop-loss coverage for these claims. The Company and its covered employees contribute to pay the self-insured claims and stop-loss insurance premiums. Accrued liabilities include amounts management believes adequate to cover the estimated claims arising prior to a year-end, including claims incurred but not yet reported. The Company recorded expense related to these plans of $193,000.

The Company is covered for worker's compensation in all states through incurred loss retrospective policies. Accruals for estimated claims (including claims incurred but not reported) have been recorded at year end, including the effects of any retroactive premium adjustments.

   Environmental Matters

The operations of the Company are subject to a number of federal, state, and local environmental laws and regulations, which govern the storage and sale of motor fuels, including those regulating underground storage tanks. In September 1988, the Environmental Protection Agency ("EPA") issued regulations that require all newly installed underground storage tanks be protected from corrosion, be equipped with devices to prevent spills and overfills, and have a leak detection method that meets certain minimum requirements. The effective commencement date for newly installed tanks was December 22, 1988. Underground storage tanks in place prior to December 22, 1988, had to conform to the new standards by December 1998. The Company brought all of its existing underground storage tanks and related equipment into compliance with these laws and regulations. At year end, the Company recorded liabilities for future estimated environmental remediation costs related to known leaking underground storage tanks of $918,000 in other liabilities. Corresponding claims for reimbursement of environmental remediation costs of $918,000 were also recorded, as the Company expects that such costs will be reimbursed by various environmental agencies. In 1995, the Company contracted with a third party to perform site assessments and remediation activities on 35 sites located in Texas that are known or thought to have leaking underground storage tanks. Under the contract, the third party coordinates with the state regulatory authority the work to be performed and bills the state directly for such, work. The Company is liable for the $10,000 per occurrence deductible and for any costs in excess of the $1,000,000 limit provided for by the state environmental trust fund. The Company does not expect that the costs of remediation of any of these 35 sites will exceed the $1,000,000 limit. The assumptions on which the foregoing estimates are based may change and unanticipated events and circumstances may occur which may cause the actual cost of complying with the above requirements to vary significantly from these estimates.

During 1999,  environmental  expenditures  were  $2,459,000  (including  capital
expenditures  of  $1,943,000),   in  complying  with   environmental   laws  and
regulations.

The Company does not maintain insurance covering losses associated with environmental contamination. However, all the states in which the Company owns or operates underground storage tanks have state operated funds which reimburse the Company for certain cleanup costs and liabilities incurred as a result of leaks in underground storage tanks. These funds, which essentially provide insurance coverage for certain environmental liabilities, are funded by taxes on underground storage tanks or on motor fuels purchased within each respective state. The coverages afforded by each state vary but generally provide up to $1,000,000 for the cleanup of environmental contamination and most provide coverage for third-party liability as well. The funds require the Company to pay deductibles ranging from $5,000 to $25,000 per occurrence. The majority of the Company's environmental contamination cleanup activities relate to underground storage tanks located in Texas. Due to an increase in claims throughout the state, the Texas state environmental trust fund has significantly delayed reimbursement payments for certain cleanup costs after September 30, 1992. In 1993, the Texas state fund issued guidelines that, among other things, prioritize the timing of future reimbursements based upon the total number of tanks operated by and the financial net worth of each applicant. The Company has been classified in the category with the lowest priority. Because the state and federal governments have the right, by law, to levy additional fees on fuel purchases, the Company believes these clean up costs will ultimately be reimbursed. However, due to the uncertainty of the timing of the receipt of the reimbursements, the claims for reimbursement of environmental remediation costs, totaling $1,283,000 at year end have been classified as long-term receivables and are included in other assets in the accompanying balance sheet. Effective December 22, 1998, this trust arrangement was terminated with respect to future, but not past, environmental costs. Therefore, the Company's environmental costs in the future could increase.

   Other

The Company is subject to various claims and litigation arising in the ordinary course of business, particularly personal injury and employment related claims. In the opinion of management, the outcome of such matters will not have a material effect on the financial position or results of operations of the Company.